1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend
Hsinchu, Taiwan, R.O.C., June 10, 2009 —TSMC (NYSE: TSM) today held the company’s annual shareholders’ meeting, at which shareholders approved the distribution of a NT$3.0 cash dividend per common share and a 0.5 percent stock dividend (5 shares for every 1,000 owned).
TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the shareholders’ meeting were as follows:
1.	Shareholders approved the 2009 Business Report and Financial Statements. Consolidated revenue for 2009 totaled NT$333.2 billion and net income was NT$99.9 billion, with earnings per share of NT$3.83.

2.	Shareholders approved the capitalization of 2008 dividends, 2008 employee profit sharing, and capital surplus, and the issuance of 269,997,101 new shares for the purpose of this capitalization. Subsequent to such capitalization and issuance of new shares, TSMC’s capital stock shall be approximately NT$259.0 billion.

3.	Shareholders elected TSMC’s 11th Board of Directors. The eight Directors are Morris Chang, F.C. Tseng, Rick Tsai, Tain-Jy Chen (Representative of the Development Fund, Executive Yuan), Peter L. Bonfield, Stan Shih, Carleton S. Fiorina, and Thomas J. Engibous. Four of those elected, Peter L. Bonfield, Stan Shih, Carleton S. Fiorina, and Thomas J. Engibous are independent directors.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Michael Kramer	Dana Tsai
Vice President and CFO	Deputy Director	Principal Specialist	Senior Administrator
Tel: 886-3-566-4602	PR Department	PR Department	PR Department
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882-607	ext.7126216	ext.7125036
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-926-026-632	Mobile: 886-920-483-591
		E-Mail: pdkramer@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer